P.E.
7/1/02

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

RECD S.E.C.
JUL 23 2002
1086

02046810

For the month of July, 2002.

Fairmont Hotels & Resorts Inc.
(Translation of Registrant's Name Into English)

Canadian Pacific Tower, Ste 1600,100 Wellington Street W., Toronto, Ontario M5K 1B7, Canada
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ____ Form 40-F __X_

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

PROCESSED
JUL 29 2002
THOMSON
FINANCIAL

Yes _____ No __X__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

This report furnished on Form 6-K shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933 of the registrant:
Form S-8 No. 333-_13960___

Exhibits Index appears on Page 3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FAIRMONT HOTELS & RESORTS INC.
(Registrant)

Date: July 22, 2002

By: [signature]
Name: Patricia M. Wakelin
Title: Assistant Secretary

Exhibits Index

The following is a list of Exhibits included as part of this Report on Form 6-K.

Fairmont
HOTELS & RESORTS

For immediate release

FAIRMONT HOTELS & RESORTS INC. REPORTS SECOND QUARTER RESULTS

Exceeds Second Quarter Forecast - Maintains 2002 Guidance

TORONTO, July 22, 2002– Fairmont Hotels & Resorts Inc. ("FHR" or the "Corporation") (TSX/NYSE: FHR) today announced financial results for the second quarter ended June 30, 2002. All amounts are expressed in U.S. dollars.

FHR's financial results for the three and six months ended June 30, 2001 contain substantial non-recurring items related to the reorganization of Canadian Pacific Limited ("CPL"), including the operating results of CPL's four discontinued businesses, reorganization expenses and CPL corporate expenses. CPL's reorganization became effective September 30, 2001. Given the inclusion of these non-recurring charges, management does not consider prior period net income and earnings per share ("EPS") to be comparable with the current period. Management has prepared a proforma 2001 quarterly EPS statement, which is available on FHR's investor website, www.fairmont.com/investor.

Second Quarter Consolidated Results

Revenues of $150.2 million for the quarter were down 1.5% from $152.5 million last year. EBITDA[1] for the quarter was $53.2 million compared to $64.4 million in the same period in 2001. EBITDA guidance provided by the Corporation was $50.0 million. EBITDA benefited from gains on the sale of land of $3.3 million and $9.9 million for 2002 and 2001, respectively.

Income from continuing operations increased 10.7% to $28.9 million for the second quarter of 2002 compared to $26.1 million in the prior period. EPS from continuing operations was $0.37 in 2002 compared to $0.30 for the same period in 2001 and guidance of $0.28.

FHR's effective tax rate in the second quarter of 2002 was approximately 10%, reflecting stronger than expected earnings at the two Bermuda properties and a lower tax rate on Legacy earnings. In addition, FHR utilized capital losses to eliminate gains on land sales and had a one-time tax benefit of $1.7 million, resulting from tax credits at some of its international locations.

"We are pleased with our performance in the second quarter of 2002. Operating results surpassed expectations in particular due to the recently completed renovation activity at several properties, notably the two Bermuda hotels", said William R. Fatt, Chief Executive Officer of FHR. "In the second quarter, revenue per available room or RevPAR at The Fairmont Southampton Princess and The Fairmont Hamilton Princess increased 11.3% and 21.5%, respectively. On a comparable basis, which excludes hotels that were under major renovation during the quarter, RevPAR at our Fairmont managed hotels was down 7.4%. The decrease is primarily attributable to continuing average daily rate pressures."

"The trend continues with our Canadian portfolio showing the best RevPAR performance followed by our international properties. The U.S. continues to post the weakest results", said Mr. Fatt.

The geographical diversity of FHR's hotel portfolio and a wide-ranging customer mix benefited operating results during the second quarter. Specifically, FHR's Canadian properties account for approximately half of the Corporation's operating earnings and Canada has largely outperformed the rest of the North American lodging industry due to stronger economic performance in Canada and the general view that it is a safer travel destination. In addition, FHR's strength in the leisure segment, which represents about half of FHR's overall business, has helped mitigate the effect of continued weakness in corporate demand.

FHR's adherence to hotel cost controls throughout the quarter helped to offset the reduction in operating margins, which were impacted by increased costs for insurance premiums and property tax. In addition, FHR incurred costs associated with being a public company in 2002 that were not incurred in the first six months of 2001.

Second Quarter Hotel Ownership Operations
Revenues from hotel ownership operations were relatively flat at $136.9 million, down 1.0%, compared to the second quarter of 2001. RevPAR decreased $10.13 or 8.9% resulting from a 3.5 point drop in occupancy and a 3.7% decrease in average daily rate ("ADR"). The U.S. and International comparable statistics showed the greatest RevPAR decline at 12.5%. RevPAR was down $4.68, or 5.0%, at FHR's Canadian comparable portfolio, of which approximately $1.15 related to currency fluctuations.

Second Quarter Management Operations

Fairmont
Revenues under management in the second quarter of 2002 decreased slightly to $347 million from $354 million in 2001. The decrease relates almost exclusively to declines at U.S. city center hotels, the segment of the industry most affected by the events of September 11.

Fee revenues of $10.3 million were down $1.3 million from $11.6 million in 2001, primarily as a result of lower incentive fees in the second quarter of 2002. Management fee revenues are typically lower in the first half of the year since incentive fee thresholds are not generally reached until later in the year.

RevPAR decreased 7.4% for the second quarter of 2002. The majority of the decline relates to a 6.2% drop in ADR while occupancy declined 0.8 points. Of the $8.71 decline in RevPAR, approximately $0.70 related to currency fluctuations.

In the second quarter of 2002, new labor contracts were successfully reached at The Fairmont Hotel Vancouver, Fairmont Château Laurier, The Fairmont Acapulco Princess and The Fairmont Pierre Marques. In early July, new labor contracts were also reached at The Fairmont Royal York and The Fairmont Hotel Newfoundland. Contract negotiations continue at Fairmont The Queen Elizabeth, The Fairmont Empress and The Fairmont Chicago. Although it is not possible to predict the outcome of negotiations, management is hopeful that reasonable settlements will be reached.

Delta
Management fee revenues were constant at $2.8 million during the quarter. Delta continued to benefit from its purely Canadian portfolio.

RevPAR for the Delta properties declined 1.7% during the quarter. A 3.1 point decrease in occupancy was offset against a 2.9% increase in ADR. Delta's strategy through this difficult period has been to maintain its rate, which has had an impact on occupancy.

In the second quarter, Delta settled one new labor contract. Labor negotiations are currently underway at six Delta properties.

Six-Month Consolidated Results

Revenues decreased 3.5% to $276.9 million in 2002 from $287.0 million in 2001. EBITDA of $91.3 million was down from $102.2 million in 2001. EBITDA benefited from gains on the sale of land of $4.0 million and $9.9 million for the six months ended June 30, 2002 and 2001, respectively.

Income from continuing operations was $42.5 million for the six months ended June 30, 2002 compared to $21.6 million in the prior period. EPS from continuing operations was $0.54 in 2002 compared to $0.22 for the same period in 2001. The improvement in operating results is primarily attributable to non-recurring items related to the CPL reorganization.

Capital Expenditures

Capital expenditures for the quarter totaled $30.2 million. Several projects were completed, including the opening of Willow Stream – The Spa at The Fairmont Southampton Princess and the completion of the lobby and hotel entrance at The Fairmont Hamilton Princess.

The construction of the meeting facility at The Fairmont Chateau Lake Louise will begin in the third quarter now that all regulatory approvals have been received. FHR anticipates spending approximately $5 million on this project throughout 2002. The conference facility is expected to open in the summer of 2004 at a total estimated cost of approximately $45 million.

FHR has invested significant capital in its portfolio over the past few years. Attractive returns on the capital invested are expected to be achieved once the properties realize the full benefit of these improvements, which typically occurs one to two years after completion. FHR expects that 2002 capital expenditures will be in the range of $110 - $120 million.

Development Activities

On July 12, 2002, FHR secured a long-term management contract at the Sheraton Suites Calgary Eau Claire following Legacy Hotels Real Estate Investment Trust's acquisition of the hotel.

Earlier this year, Delta secured the management contract of the Delta St. Eugene Mission Resort in Cranbrook, British Columbia, which is scheduled to open in the fourth quarter of 2002. The opening of the Delta Sun Peaks Resort in Kamloops, British Columbia is on schedule for the fourth quarter of 2002.

Outlook

Mr. Fatt said, "At the beginning of the second quarter we experienced strong demand which weakened in June. There has, however, been a recovery in demand in July. Third quarter earnings are typically the strongest for the Corporation, however, it continues to be exceedingly difficult to predict earnings in this challenging business environment We are maintaining our full-year 2002 EBITDA guidance of $190 - $200 million, which anticipates a modest improvement in business conditions through the latter half of 2002."

As a result of reduced tax expense in the second quarter, FHR expects its effective tax rate for the year to be slightly less than 30% rather than the previously estimated 35%. Consequently, EPS guidance has been increased to a range of $1.07 - $1.10 from the earlier guidance of approximately $1.00.

For the third quarter of 2002, FHR anticipates EBITDA of approximately $70 - $75 million, or EPS of about $0.45 - $0.50, however investors are cautioned that quarterly performance tends to be more difficult to predict.

Mr. Fatt continued, "We have already begun to reap the benefits of the significant renovations at some of our most important properties and look forward to growing returns from the capital invested. We remain focused on the U.S. for growth and will take advantage of our substantial financial capacity to add additional properties to our portfolio this year."

About Fairmont Hotels & Resorts Inc.
FHR is one of North America's leading owner/operators of luxury hotels and resorts. FHR's portfolio consists of 78 luxury and first class properties with approximately 31,000 rooms in Canada, the United States, Mexico, Bermuda, Barbados and the United Arab Emirates. It holds a 67 percent controlling interest in Fairmont Hotels & Resorts ("Fairmont"), North America's largest luxury hotel management company. Fairmont manages 38 distinct city center and resort hotels such as The Fairmont San Francisco, The Fairmont Banff Springs, Fairmont Le Château Frontenac, The Fairmont Scottsdale Princess and The Plaza in New York City. FHR also holds a 100 percent interest in Delta Hotels, Canada's largest first class hotel management company, which manages and franchises a portfolio of 39 city center and resort properties in Canada. In addition to hotel management, FHR holds real estate interests in 21 properties, two large undeveloped land blocks and an approximate 35 percent investment interest in Legacy Hotels Real Estate Investment Trust, which owns 22 properties.

FHR will hold a conference call today, July 22, 2002 at 4:30 p.m. Eastern Time to discuss these results. To participate, please dial 1-800-379-5831 or 1-416-641-6673 approximately 10 minutes prior to the beginning of the call to receive clearance from the operator. You will be requested to identify yourself and the organization on whose behalf you are participating. Media will be in a listen-only mode for the duration of the call. A recording of this call will be made available beginning at 6:30 p.m. Eastern Time on July 22, 2002 through to 6:30 p.m. Eastern Time on July 29, 2002 by dialing 1-800-633-8625 using the reservation #20715784.

A live audio webcast of the conference call will be available via FHR's website (www.fairmont.com/investor). An archived recording of the webcast will remain available on FHR's website following the conference call.

This press release contains certain forward-looking statements relating, but not limited to, FHR's operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as "anticipate", "believe", "expect", "plan" or similar words suggesting future outcomes. Such forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements. Such factors include, but are not limited to economic, competitive and lodging industry conditions. FHR disclaims any responsibility to update any such forward-looking statements.

		Three months ended June 30			Six months ended June 30		
		2002	2001	Variance	2002	2001	Variance
FAIRMONT MANAGED HOTELS							
Worldwide							
	RevPAR	$109.67	$118.38	(7.4%)	$103.72	$113.63	(8.7%)
	ADR	161.48	172.21	(6.2%)	160.93	$172.64	(6.8%)
	Occupancy	67.9%	68.7%	(0.8 points)	64.5%	65.8%	(1.3 points)

Canada							
	RevPAR	$91.67	$91.33	0.4%	$78.84	$80.46	(2.0%)
	ADR	127.86	130.85	(2.3%)	119.62	123.96	(3.5%)
	Occupancy	71.7%	69.8%	1.9 points	65.9%	64.9%	1.0 points
U.S. and International							
	RevPAR	133.76	$155.97	(14.2%)	$137.01	$159.39	(14.0%)
	ADR	212.79	231.83	(8.2%)	219.20	237.61	(7.7%)
	Occupancy	62.9%	67.3%	(4.4 points)	62.5%	67.1%	(4.6 points)
DELTA MANAGED HOTELS							
Worldwide							
	RevPAR	$59.12	$60.12	(1.7%)	$51.07	$54.88	(6.9%)
	ADR	88.78	86.28	2.9%	83.60	83.68	(0.1%)
	Occupancy	66.6%	69.7%	(3.1 points)	61.1%	65.6%	(4.5 points)
OWNED HOTELS							
Worldwide							
	RevPAR	$104.02	$114.15	(8.9%)	$115.01	$124.89	(7.9%)
	ADR	170.74	177.38	(3.7%)	183.55	189.78	(3.3%)
	Occupancy	60.9%	64.4%	(3.5 points)	62.7%	65.8%	(3.1 points)
Canada							
	RevPAR	$88.59	$93.27	(5.0%)	$85.91	$89.82	(4.3%)
	ADR	137.59	138.59	(0.7%)	133.24	134.93	(1.3%)
	Occupancy	64.4%	67.3%	(2.9 points)	64.5%	66.6%	(2.1 points)
U.S. and International							
	RevPAR	$126.29	$144.38	(12.5%)	$157.02	$175.66	(10.6%)
	ADR	225.85	240.29	(6.0%)	261.58	271.47	(3.6%)
	Occupancy	55.9%	60.1%	(4.2 points)	60.0%	64.7%	(4.7 points)

Comparable hotels and resorts are considered to be properties that were fully open under FHR management for at least the entire current and prior period. Given the strategic importance of the acquisition of The Fairmont Kea Lani Maui, it has been included in FHR's operating statistics in the preceding chart on a pro forma basis as if owned since the beginning of the prior period. Comparable hotels and resorts statistics exclude properties under major renovation that would have a significant adverse effect on the properties' primary operations. For both the three-month and six-month periods ending June 30, 2002 and June 30, 2001, The Fairmont Southampton Princess, The Fairmont Hamilton Princess and The Fairmont Pierre Marques have been excluded from the comparable data due to renovations.

1. EBITDA is defined as earnings before interest, taxes, amortization, other income and expenses and reorganization and corporate expenses. Management considers EBITDA to be a meaningful indicator of hotel operations, however, it is not a defined measure of operating performance under Canadian GAAP. FHR's calculation of EBITDA may be different than the calculation used by other entities.

-30-

Contacts:

M. Jerry Patava
Executive Vice President
and Chief Financial Officer
Tel: 416.874.2450

Emma Thompson
Executive Director Investor Relations
Tel: 416.874.2485
Email: investor@fairmont.com
Website: www.fairmont.com

Fairmont Hotels & Resorts Inc.
Consolidated Balance Sheets
(Stated in millions of U.S. dollars)
(Unaudited)

ASSETS

	June 30 2002	December 31 2001
Current assets		
Cash and cash equivalents	$ 51.8	$ 52.7
Accounts receivable	66.0	48.2
Materials and supplies	12.8	11.6
Other	19.6	8.8
	150.2	121.3
Investments in partnerships and corporations	88.4	87.7
Investment in Legacy Hotels Real Estate Investment Trust	63.3	56.4
Property and equipment	1,402.0	1,354.0
Goodwill	108.2	106.0
Intangible assets	107.4	105.7
Other assets and deferred charges	54.1	46.2
	$ 1,973.6	$ 1,877.3

LIABILITIES

	June 30 2002	December 31 2001
Current liabilities		
Accounts payable and accrued liabilities	$ 118.7	$ 118.4
Income taxes payable	-	2.1
Dividends payable	1.6	1.6
Current portion of long-term debt	3.1	25.5
	123.4	147.6
Other liabilities	72.6	65.1
Long-term debt	290.9	245.2
Future income taxes	66.9	64.1
Non-controlling interest	51.4	49.9
	605.2	571.9
Shareholders' equity (note 8)	1,368.4	1,305.4
	$ 1,973.6	$ 1,877.3

Fairmont Hotels & Resorts Inc.
Consolidated Statements of Income
(Stated in millions of U.S. dollars except per share amounts)
(Unaudited)

	Three Months ended June 30 2002	Three Months ended June 30 2001	Six Months ended June 30 2002	Six Months ended June 30 2001
Revenues				
Hotel ownership operations	$ 133.4	$ 135.6	$ 257.2	$ 261.9
Management operations	9.1	9.7	15.4	17.5
Income from investments and other	7.7	7.2	4.3	7.6
	150.2	152.5	276.9	287.0
Expenses				
Hotel ownership operations	95.8	93.3	180.6	185.7
Management operations	4.3	4.2	8.6	7.1
Other	0.2	0.5	0.4	1.9
	100.3	98.0	189.6	194.7
Gains on land held for sale	3.3	9.9	4.0	9.9
Operating income before undernoted items	53.2	64.4	91.3	102.2
Amortization	14.3	12.6	28.0	25.0
Other (income) and expense (note 4)	-	12.1	(6.9)	14.3
Reorganization and corporate expenses (note 5)	1.5	2.7	1.3	15.5
Interest expense, net	4.0	18.2	8.5	34.9
Income before income tax expense, non-controlling interest, goodwill charges and discontinued operations	33.4	18.8	60.4	12.5
Income tax expense (recovery)				
Current	3.7	12.7	7.9	16.5
Future	(0.3)	(21.6)	8.5	(28.7)
	3.4	(8.9)	16.4	(12.2)
Non-controlling interest	1.1	0.9	1.5	1.8
Income before goodwill charges and discontinued operations	28.9	26.8	42.5	22.9
Goodwill charges	-	0.9	-	1.6
Taxes thereon	-	(0.2)	-	(0.3)
	-	0.7	-	1.3
Income from continuing operations	28.9	26.1	42.5	21.6
Income from discontinued operations (note 1)	-	391.8	-	707.7
Net income	28.9	417.9	42.5	729.3
Preferred share dividends	-	(2.1)	-	(4.1)
Net income available to common shareholders	$ 28.9	$ 415.8	$ 42.5	$ 725.2
Weighted average number of common shares outstanding (in millions) (note 8)				
Basic	78.6	79.0	78.6	78.8
Diluted	80.2	79.3	80.0	79.1
Basic earnings per common share				
Income from continuing operations	$ 0.37	$ 0.30	$ 0.54	$ 0.22
Discontinued operations	$ -	$ 4.96	$ -	$ 8.98
Net income	$ 0.37	$ 5.26	$ 0.54	$ 9.20
Diluted earnings per common share				
Income from continuing operations	$ 0.36	$ 0.30	$ 0.53	$ 0.22
Discontinued operations	$ -	$ 4.94	$ -	$ 8.95
Net income	$ 0.36	$ 5.24	$ 0.53	$ 9.17

Fairmont Hotels & Resorts Inc.
Consolidated Statements of Cash Flows
(Stated in millions of U.S. dollars)
(Unaudited)

	Three Months ended June 30		Six Months ended June 30	
	2002	2001	2002	2001
Cash provided by (used in)				
Operating activities				
Income from continuing operations	$ 28.9	$ 26.1	$ 42.5	$ 21.6
Items not affecting cash				
Amortization and goodwill charges	14.3	13.5	28.0	26.6
Income from investments and other	(7.7)	(7.2)	(4.3)	(7.6)
Gains on land held for sale	(3.3)	(9.9)	(4.0)	(9.9)
Gain on sale of Legacy Real Estate Investment Trust units	-	(31.1)	-	(31.1)
Future income taxes	(0.3)	(21.8)	8.5	(29.0)
Distributions from investments	5.1	5.6	5.1	5.6
Non-controlling interest	1.1	0.9	1.5	1.8
Write-off of capital and other assets	-	38.8	-	38.8
Other	(3.4)	(20.3)	(8.8)	(31.8)
Changes in non-cash working capital items (note 6)	(28.1)	(44.4)	(36.2)	(46.8)
Discontinued operations	-	620.3	-	1,319.8
	6.6	570.5	32.3	1,258.0
Investing activities				
Investment in hotel partnerships and corporations	(3.0)	(1.7)	(3.0)	(1.7)
Sale of investments and properties	8.0	13.5	20.3	128.5
Additions to property and equipment	(30.2)	(31.6)	(64.7)	(57.8)
Proceeds from sale of units in Legacy Hotels Real Estate Investment Trust	-	53.5	-	53.5
Acquisitions	-	-	-	(234.6)
Discontinued operations	-	(517.1)	-	(814.9)
	(25.2)	(483.4)	(47.4)	(927.0)
Financing activities				
Issuance of commercial paper	-	-	-	61.5
Repayment of commercial paper	-	(142.5)	-	(142.5)
Issuance of long-term debt	-	(0.3)	39.0	-
Repayment of long-term debt	(1.3)	(191.3)	(24.7)	(194.1)
Issuance of common shares	0.1	14.9	0.5	48.0
Repurchase of common shares	(0.5)	-	(1.2)	-
Dividends	-	(31.1)	(1.6)	(62.1)
Other	-	2.5	-	-
Discontinued operations	-	226.9	-	158.3
	(1.7)	(120.9)	12.0	(130.9)
Translation adjustments	3.6	-	2.2	-
Increase (decrease) in cash	(16.7)	(33.8)	(0.9)	200.1
Cash - beginning of period	68.5	651.2	52.7	417.3
Cash - end of period	$ 51.8	$ 617.4	$ 51.8	$ 617.4
Represented by				
Cash and cash equivalents	51.8	656.5	51.8	656.5
Bank overdraft	-	(39.1)	-	(39.1)
	$ 51.8	$ 617.4	$ 51.8	$ 617.4

Fairmont Hotels & Resorts Inc.
Consolidated Statements of Retained Earnings (Deficit)
(Stated in millions of U.S. dollars)
(Unaudited)

	Three Months ended June 30		Six Months ended June 30	
	2002	2001	2002	2001
Retained earnings (deficit) - beginning of period				
As previously reported	$ (6.0)	$ 4,898.3	$ (19.6)	$ 4,745.2
Effect of change in accounting for foreign exchange on long-term debt (note 2)	-	-	-	(127.2)
As restated	(6.0)	4,898.3	(19.6)	4,618.0
Net income	28.9	417.9	42.5	729.3
	22.9	5,316.2	22.9	5,347.3
Dividends on common shares	(1.6)	(29.2)	(1.6)	(58.3)
Dividends on preferred shares	-	(2.1)	-	(4.1)
Retained earnings - end of period	$ 21.3	$ 5,284.9	$ 21.3	$ 5,284.9

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements
(Stated in millions of U.S. dollars)
(Unaudited)

1. Effective October 1, 2001, Canadian Pacific Limited ("CPL") completed a major reorganization which divided CPL into five separate public companies - Canadian Pacific Railway Limited, CP Ships Limited, PanCanadian Energy Corporation and Fording Inc., while retaining its investment in Canadian Pacific Hotels & Resorts Inc. ("CPH&R").

   Pursuant to the plan of arrangement approved by the shareholders and by the court, (the "Arrangement"), CPL distributed its approximate 85% investment in PanCanadian Petroleum Limited and its wholly owned subsidiaries, Canadian Pacific Railway Company, CP Ships Limited and Fording Inc. to its common shareholders. This distribution was recorded at the carrying value of the net investment in each subsidiary. CPL retained its wholly owned subsidiary, CPH&R, and CPL has changed its name to Fairmont Hotels & Resorts Inc. ("FHR").

   Results from the four operating businesses that were distributed have been included in discontinued operations in the consolidated statement of income and consolidated statement of cash flow at June 30, 2001.

   On October 1, 2001, the issued and outstanding common shares of FHR were consolidated on the basis of one new common share for four old common shares. All share numbers, including earnings per share figures, reflect the effect of the share consolidation applied retroactively.

2. These interim consolidated financial statements do not include all disclosures as required by Canadian generally accepted accounting principles for annual consolidated financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2001 presented in the annual report. The accounting policies used in the preparation of these interim consolidated financial statements are consistent with the accounting policies used in the December 31, 2001 audited consolidated financial statements, except as discussed below.

Foreign currency translation

Effective January 1, 2002, FHR adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") with respect to accounting for foreign currency gains and losses. This standard requires that unrealized exchange gains and losses related to monetary foreign currency assets and liabilities be recognized in income immediately. The requirements of this statement were applied retroactively with restatement of prior periods and did not have an impact on continuing operations. The impact on income from discontinued operations for the six months ended June 30, 2001 was ($3.2) ($36.7 for the three months ended June 30, 2001).

Goodwill and intangible assets

On January 1, 2002, FHR adopted the new recommendations of the CICA with respect to goodwill and other intangible assets. Under the new recommendations, goodwill and intangible assets with indefinite lives, including that relating to investments accounted for under the equity method, are no longer amortized, but are subject to impairment tests on at least an annual basis. Any impairment of goodwill or other intangible assets is expensed in the period of impairment. Other intangible assets with definite lives will continue to be amortized over their estimated useful lives and are also tested for impairment. The recommendations of this new policy were applied prospectively.

FHR has completed its impairment testing on the balance of goodwill and intangible assets with indefinite lives as at January 1, 2002. As a result of this testing, no impairment losses are required. Brand name is deemed to have an indefinite life since it is expected to generate cash flows indefinitely. Upon adoption of these recommendations, it was determined that no reclassifications of goodwill and intangible assets were required under CICA recommendations on business combinations.

A reconciliation of previously reported net income, earnings per share and diluted earnings per share to the amounts adjusted for the exclusion of goodwill and brand name amortization is as follows:

	Three Months ended June 30		Six Months ended June 30	
	2002	2001	2002	2001
Reported net income	$ 28.9	$ 417.9	$ 42.5	$ 729.3
Goodwill amortization	-	0.7	-	1.3
Brand name amortization	-	0.2	-	0.5
Adjusted net income	$ 28.9	$ 418.8	$ 42.5	$ 731.1
Basic earnings per share				
Reported net income	$ 0.37	$ 5.26	$ 0.54	$ 9.20
Goodwill amortization	-	0.01	-	0.02
Brand name amortization	-	0.00	-	0.01
Adjusted net income	$ 0.37	$ 5.27	$ 0.54	$ 9.23
Diluted earnings per share				
Reported net income	$ 0.36	$ 5.24	$ 0.53	$ 9.17
Goodwill amortization	-	0.01	-	0.02
Brand name amortization	-	0.00	-	0.01
Adjusted net income	$ 0.36	$ 5.25	$ 0.53	$ 9.20

Stock-based compensation

FHR accounts for grants under its Key Employee Stock Option Plan ("KESOP") and Directors' Stock Option Plan using the intrinsic value method of accounting for stock-based compensation costs. Under the CICA recommendations on stock-based compensation plans, FHR will be providing proforma net income and proforma earnings per share, as if the fair value based accounting method had been used to account for stock-based compensation for any options granted after January 1, 2002. (See note 8)

3. Results for the six months ended June 30, 2002 are not necessarily indicative of the results that may be expected for the full year due to seasonal and short-term variations. Revenues are typically higher in the second and third quarters versus the first and fourth quarters of the year in contrast to fixed costs such as amortization and interest, which are not significantly impacted by seasonal or short-term variations.

4. Other (income) and expense

	Three Months ended June 30 2002	Three Months ended June 30 2001	Six Months ended June 30 2002	Six Months ended June 30 2001
Brand technology development costs	$ -	$ 22.4	$ -	$ 22.4
Write-off of deferred development charges, leasehold improvements and equity investment	-	7.2	-	7.2
Write-off of management contracts	-	5.8	-	5.8
Other	-	7.8	(6.9)	10.0
	-	43.2	(6.9)	45.4
Gain on sale of Legacy units	-	(31.1)	-	(31.1)
Other income	-	-	-	-
	$ -	$ 12.1	$ (6.9)	$ 14.3

5. Corporate expenses for 2001 were costs associated with the corporate activities performed by CPL for its subsidiaries, including CPH&R, prior to October 1, 2001. The majority of these corporate activities have been eliminated subsequent to October 1, 2001.

6. Changes in non-cash working capital:

	Three Months ended June 30 2002	Three Months ended June 30 2001	Six Months ended June 30 2002	Six Months ended June 30 2001
Decrease (increase) in current assets				
Accounts receivable	$ (12.0)	$ (9.5)	$ (17.8)	$ (16.2)
Materials and supplies	(1.5)	(0.3)	(1.2)	(1.4)
Other	(8.1)	(6.6)	(10.8)	0.7
Increase (decrease) in current liabilities				
Accounts payable and accrued liabilities	(5.2)	(21.4)	0.3	(15.5)
Income taxes payable	(1.5)	(6.6)	(2.1)	(5.7)
	(28.3)	(44.4)	(31.6)	(38.1)
Adjustments for disposals and acquisitions	0.2	-	(4.6)	(8.7)
	$ (28.1)	$ (44.4)	$ (36.2)	$ (46.8)

7. Segmented Information

The continuing operations of FHR have five reportable operating segments in two core business activities, ownership and management operations. The segments are Hotel Ownership, Investment in Legacy Hotels Real Estate Investment Trust ("Legacy"), Land Held for Sale, Fairmont Hotels Inc. ("Fairmont") and Delta Hotels Limited ("Delta"). Hotel ownership consists of real estate interests ranging from approximately 20% to 100% in 21 properties. The investment in Legacy consists of an approximate 35% equity interest in Legacy, which owns 22 hotels and resorts across Canada. Land held for sale consists primarily of two large undeveloped land blocks in Toronto and Vancouver. Fairmont is a luxury hotel management company and Delta is a Canadian first class hotel management company.

The performance of all segments is evaluated primarily on operating income before amortization, other income and expense, reorganization and corporate expenses, interest and income taxes ("EBITDA"). Amortization, other income and expenses, reorganization and corporate expenses and goodwill charges are not allocated to the individual segments. All transactions among operating segments are done at fair market value.

The following tables present revenues, EBITDA, total assets and capital expenditures for FHR's reportable segments:

	Three Months ended June 30, 2002						
	Ownership			Management		Inter-segment	
	Hotel	Legacy	Land Held for Sale (a)	Fairmont	Delta	Elimination and Other (b)	Total
Revenues	$ 136.9	$ 4.2	$ 3.3	$ 10.3	$ 2.8	$ (7.3)	$ 150.2
EBITDA	37.1	4.2	3.1	6.7	2.1	-	53.2
Total assets	1,732.7	63.3	93.6	198.4	74.1	(188.5)	1,973.6
Capital expenditures	19.8	-	9.1	1.3	-	-	30.2

7. Segmented Information (continued)

	Three Months ended June 30, 2001						
	Ownership			Management		Inter-segment Elimination and Other (b)	Total
	Hotel	Legacy	Land Held for Sale (a)	Fairmont	Delta		
Revenues	$ 138.3	$ 4.5	$ 9.9	$ 11.6	$ 2.8	$ (14.6)	$ 152.5
EBITDA	40.3	4.5	9.4	8.2	2.0	-	64.4
Total assets (c)	1,461.7	59.3	104.2	166.0	72.4	405.1	2,268.7
Capital expenditures	25.9	-	3.1	2.3	0.3	-	31.6

	Six Months ended June 30, 2002						
	Ownership			Management		Inter-segment Elimination and Other (b)	Total
	Hotel	Legacy	Land Held for Sale (a)	Fairmont	Delta		
Revenues	$ 261.8	$ (0.3)	$ 4.0	$ 19.0	$ 5.0	$ (12.6)	$ 276.9
EBITDA	72.6	(0.3)	3.6	11.9	3.5	-	91.3
Total assets	1,732.7	63.3	93.6	198.4	74.1	(188.5)	1,973.6
Capital expenditures	49.7	-	12.4	2.6	-	-	64.7

	Six Months ended June 30, 2001						
	Ownership			Management		Inter-segment Elimination and Other (b)	Total
	Hotel	Legacy	Land Held for Sale (a)	Fairmont	Delta		
Revenues	$ 267.5	$ 2.0	$ 9.9	$ 20.4	$ 5.3	$ (18.1)	$ 287.0
EBITDA	73.6	2.0	8.0	15.0	3.6	-	102.2
Total assets (c)	1,461.7	59.3	104.2	166.0	72.4	405.1	2,268.7
Capital expenditures	50.3	-	4.5	2.3	0.7	-	57.8

(a) Revenues represent gains on disposal of land held for sale.
(b) Revenues represent management fees that are charged by Fairmont and Delta to the hotel ownership operations, which are eliminated on consolidation and the elimination of revenues on land held for sale. Total assets represent corporate assets net of elimination of intersegment loans.
(c) Total assets exclude the assets of discontinued operations.

8. Shareholders' equity

	June 30 2002	December 31 2001
Common shares	$ 1,162.1	$ 1,162.4
Contributed surplus	141.9	142.4
Foreign currency translation adjustments	43.1	20.2
Retained earnings (deficit)	21.3	(19.6)
	$ 1,368.4	$ 1,305.4

The diluted weighted-average number of common shares outstanding is calculated as follows:

	Three Months ended June 30		Six Months ended June 30	
	2002	2001	2002	2001
	(in millions)		(in millions)	
Weighted-average number of common shares outstanding - basic	78.6	79.0	78.6	78.8
Stock options	1.6	0.3	1.4	0.3
Weighted-average number of comon shares outstanding - diluted	80.2	79.3	80.0	79.1

8. Shareholders' equity (continued)

In October 2001, the Company announced a program to repurchase in a 12-month period, up to 10% of its outstanding shares. For the six months ended June 30, 2002, FHR had repurchased 46,800 shares (18,000 shares for the second quarter) for total consideration of $1.2 ($0.5 for the second quarter). During the six months ended June 30, 2002, FHR issued 54,442 shares (19,551 shares for the second quarter) pursuant to KESOP for total proceeds of $0.5 ($0.1 for the second quarter). At June 30, 2002, 78,624,010 common shares were outstanding (2001 - 79,085,702).

During the three months ended June 30, 2002, 40,000 stock options were granted with an average strike price of $31.47. All of these stock options were granted to directors pursuant to the stock option plan resolution as described in the Arrangement circular of CPL dated August 3, 2001 and approved at the September 26, 2001 Special Meeting of Shareholders. Options issued under the Directors' Stock Option Plan vest immediately, unlike the options granted in 2001 under the Key Employee Stock Option Plan, which vest over a four-year period.

Assuming FHR elected to recognize the cost of its stock-based compensation based on the estimated fair value of stock options granted after January 1, 2002, net income and earnings per share would have been:

	Three Months Ended June 30, 2002	Six Months Ended June 30, 2002
Reported net income	$ 28.9 million	$ 42.5 million
Net income assuming fair value method used	$ 28.5 million	$ 42.1 million
Assuming fair value method used		
Basic earnings per share	$ 0.36	$ 0.54
Diluted earnings per share	$ 0.36	$ 0.53

In calculating net income and basic and diluted earnings per share, stock options issued prior to January 1, 2002 have been excluded from the fair value-based accounting method.

The fair value of stock options is estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Expected dividend yield	0.2%
Expected volatility	32.0%
Risk-free interest rate	4.24%
Expected option life in years	4.0

9. Certain of the prior period figures have been reclassified to conform with the presentation adopted for 2002.